Exhibit 99.B(d)(11)

Schedule B
to the
Sub-Advisory Agreement
between
SEI Investments Management Corporation
and
Lazard Asset Management LLC

Dated December 14, 2020, as amended April 1, 2022, January 3, 2024 and July 1, 2024

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Catholic Values Trust

[REDACTED]